Exhibit 4.3

DESCRIPTION OF SECURITIES
The following summary describes the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934. This discussion does not purport to be complete and is qualified in its entirety by our Certificate of Incorporation and our Second Amended and Restated Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K to which this exhibit is attached.
Capital Stock
Authorized and Outstanding Common and Preferred Stock
Our certificate of incorporation, (the “Certificate of Incorporation”), provides that we are authorized to issue 41,000,000 shares of common stock, divided into two classes consisting of (a) 40,000,000 shares of common stock and (b) 1,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock

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Dividends. Subject to provisions of applicable law and the Certificate of Incorporation, dividends may be declared by and at the discretion of our Board at any meeting and may be paid in cash, in property, or in shares of our stock.

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Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors or any other matters and cumulative voting is not otherwise provided for under the DGCL.

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Liquidation, dissolution or winding up. Except as otherwise required by the Certificate of Incorporation or our Second Amended and Restated Bylaws (the “Bylaws”), in the event of the liquidation, dissolution or winding-up of Forbes, holders of our common stock will have all rights and privileges typically associated with such securities as set forth in the DGCL, in relation to rights upon liquidation.

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Restrictions on transfer. Our common stock is not subject to restrictions on transfer as a result of the Certificate of Incorporation or the Bylaws. Nevertheless, there may be restrictions imposed by applicable securities laws or by the terms of other agreements entered into in the future. The Bylaws permit us to place restrictive legends on its share certificates in order to ensure compliance with these restrictions.

•	Other rights. Holders of our common stock have no preemptive, redemption, conversion or sinking fund rights.

The rights, preferences, and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued by Forbes.
Preferred Stock
As of March [ ], 2020, [we had no shares of preferred stock outstanding]. Under the Certificate of Incorporation, the Board is authorized to issue, without further action by our stockholders, preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the terms, including voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of the shares of each such series, to the extent permitted by law.
The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire control of us, or could adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying or preventing a change of control without further action by the stockholders. As a result of these and other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Dividends
We have no current plans to pay dividends on common stock in the future. Furthermore, the terms of our Term Loan Facility and our ABL Facility may restrict our ability to do so, and we expect that, if any of our existing credit facilities are refinanced, the amended credit agreements will have similar restrictions. Our other future indebtedness, if any, may also restrict payment of dividends on common stock.
Limitation on Issuance of Nonvoting Equity Securities
The Certificate of Incorporation provides that Forbes may not issue non-voting equity securities. However, such restriction may be amended or eliminated in accordance with applicable law as from time to time may be in effect.
Anti-Takeover Provisions in Delaware Law and the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and the Bylaws contain provisions that may discourage or prevent a change of control even if such transaction would be beneficial to our stockholders.
Classified Board of Directors
The Board is divided into three classes. The directors will serve staggered three-year terms. The terms of the directors of each class will expire at the annual meetings of stockholders to be held in 2020 (Class III), 2021 (Class I), and 2022 (Class II). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board.
The Certificate of Incorporation provides that the classified board provision may not be altered or repealed without the affirmative vote of the holders of at least 80% of the shares entitled to vote in an election of directors. Furthermore, the Board may not amend or repeal the classified board provision.
No Action by Written Consent
The Certificate of Incorporation provides that any action required or permitted to be taken by stockholders of Forbes must be effected at a duly called annual or special meeting of such stockholders and may not be effected by consent in writing by such stockholders.

Special Meetings of Stockholders
Except as otherwise provided by statute or the Bylaws, special meetings of stockholders may be called only by the Chief Executive Officer of Forbes, the Chairman of the Board, or the Board.
Business Combinations
We have opted out of Section 203 of the DGCL. However, the Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time the stockholder became an interested stockholder, unless:

•	prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of Forbes’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by the board and by the affirmative vote of holders of at least 66 2/3% of the votes of Forbes’s outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions stockholders may otherwise deem to be in their best interests.
The Certificate of Incorporation provides that the following persons shall not constitute “interested stockholders” for purposes of this provision:

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any person that acquired beneficial ownership of voting securities of Forbes pursuant to the Company’s plan of reorganization (the “Plan”) in consideration for such person’s claim arising under or relating to the indenture governing the Company’s prior 9% Senior Notes due 2019 (the “Prior Senior Notes”), dated June 7, 2011, (any such person, a “Former Notes Investor”);

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any person that acquires (other than in a registered public offering) directly from a Former Notes Investor or any of such Former Notes Investor’s affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, or a Direct Transferee, beneficial ownership of fifteen percent or more of the then outstanding voting securities of Forbes;

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any person that acquires (other than in a registered public offering) directly from any Direct Transferee, an Indirect Transferee, or any other Indirect Transferee, beneficial ownership of fifteen percent or more of the then outstanding voting securities of Forbes; or

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any person whose ownership of voting securities of Forbes in excess of fifteen percent is the result of any action taken solely by Forbes; provided, however, that such person shall be an “interested stockholder” if thereafter such person acquires additional voting securities of Forbes, except as a result of further corporate action not caused by such person.

The term “Indirect Transferee” refers to any person that acquires (other than in a registered public offering) directly from any Direct Transferee or any Indirect Transferee beneficial ownership of fifteen percent or more of the Company’s then outstanding voting stock.
Advance Notice Procedure
The Bylaws provide that if notice is provided for a stockholders meeting other than an annual meeting, the business transacted at such meeting shall be limited to the matters so stated in Forbes’s notice of meeting.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the fullest extent permitted by law, renounces any interest or expectancy that Forbes has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Ascribe Capital LLC, or Ascribe, Solace Capital Partners, L.P., or Solace, and certain funds or accounts advised or sub-advised by Ascribe or Solace (collectively, the “Specified Investors”), and any officer, director, partner or employee of any entity comprising the Specified Investors, and any portfolio company in which such entities or persons have an equity interest (other than the Company) (such persons, collectively with the Specified Investors, the “Specified Parties”). In addition, to the fullest extent permitted by law, in the event any Specified Party acquires knowledge of a corporate opportunity, such Specified Party will have no duty to communicate or present such corporate opportunity to Forbes. The Certificate of Incorporation does not renounce interest in any corporate opportunity that is (i) offered in writing solely to a director or officer of Forbes or its subsidiaries who is not also a Specified Party, (ii) offered to a Specified Party who is a director, officer or employee of Forbes and who is offered such opportunity solely in his or her capacity as a director, officer or employee of Forbes, or (iii) identified by a Specified Party solely through the disclosure of information by or on behalf of Forbes.
Limitation on Liability of Directors and Officers
The Certificate of Incorporation provides that no director or officer shall be personally liable to Forbes or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except the liability of the director or officer (i) for any breach of the director’s or officer’s duty of loyalty to Forbes or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and (iv) for any transaction from which the director or officer derived an improper personal benefit. The effect of these provisions is to eliminate Forbes’s rights and its stockholders’ rights, through stockholders’ derivative suits on Forbes’s behalf, to recover monetary damages against a director or officer for a breach of fiduciary duty as a director or officer, except in the situations described above.
Amendments to the Certificate of Incorporation
The Certificate of Incorporation provides that the Certificate of Incorporation can only be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote thereon, except with respect to the classified board provision, which can only be amended or repealed by the affirmative vote of the holders of at least 80% of the shares entitled to vote thereon.
Amendments to the Bylaws
The Certificate of Incorporation confers on the Board the authority to adopt, amend or repeal the Bylaws. The Certificate of Incorporation further provides that holders of at least 66 2/3% of the votes of Forbes’s outstanding voting stock may adopt, amend or repeal the Bylaws.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.
Listing
Our common stock is quoted on the OTCQX under the symbol “FLSS.”